Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (“Agreement”) is made this 30th day of November, 2012 (the “Effective Date”), by and between Dunmore Oil Company, Inc. and JoJo Oil Company, Inc. (individually and collectively, “Seller”), each a Pennsylvania corporation with an address of 1031 Reeves Street, Dunmore, PA 18512, on the one hand, and Lehigh Gas Partners LP as agent for and for the exclusive benefit of its permitted nominee, as provided in Section 14 below, or its permitted assigns (“Buyer”), a Delaware limited partnership with an address of 702 Hamilton Street, Suite 203, Allentown, PA 18101.  Joseph Gentile, Jr. (“Covenantor”), an individual with an address at 52 Ivywood Drive, Clarks Summit, PA 18411, joins this Agreement pursuant to Section 18.

BACKGROUND

A.                                    Seller is the owner of certain real property, together with all buildings and improvements erected thereon and any easements, rights-of-way or use, privileges, licenses, variances, non-conforming use rights, development rights and approvals, zoning rights and approvals, hereditaments, appurtenances, interests and other rights belonging to or inuring to the benefit of such parcel of land and all right, title and interest of Seller in and to any land lying in the bed of any highway, street, road or avenue, opened or proposed, abutting or adjoining such parcels of land, as more fully described on the attached Exhibit A (the “Fee Properties”).

B.                                    Seller leases those certain properties as more fully described on the attached Exhibit B (the “Leasehold Properties”) (the Fee Properties and Leasehold Properties are sometimes referred to hereinafter individually as a “Property” and collectively as the “Properties”).

C.                                    Seller operates at each of the Properties a gasoline and diesel retail outlet business (i.e. gasoline and diesel delivered at a pump to a retail customer and/or a convenience store (the “Retail Business”).  The term “Retail Business” shall specifically exclude sales of heating oil and propane and the bulk sales/distribution of unbranded motor fuels to commercial or wholesale customers (“Retained Business”) but shall specifically include the sales/distribution of all branded motor fuels.  Seller will continue to operate the Retained Business after Closing.

D.                                    Seller is the owner of the equipment, fixtures and other personal property located at the Properties and used in connection with the Seller’s Retail Business, a partial list of which is attached hereto as Exhibit C (the “Personal Property”).  Notwithstanding the foregoing, the term “Personal Property” shall include all equipment, fixtures and other personal property located at the Properties, owned by Seller and used in the Retail Business whether or not identified on Exhibit C, including but not limited to supplies and office materials, tools and parts, underground fuel storage tanks, dispensers, canopies, signage and the like.  Unless specifically identified on Exhibit C, “Personal Property” shall not include personal property owned or leased by Seller and used by Seller in the Retained Business or at its headquarters at 1031 Reeves Street, Dunmore, Pennsylvania.  “Personal Property” shall also exclude all motor vehicles.  Seller shall allow Buyer to use Seller’s computer hardware and software systems relating to the Retail Business for a period of sixty days after Closing, to permit a transition to Buyer’s computer systems pursuant to a Transition Services Agreement identified as Exhibit C-2.

E.                                     Seller is the owner of motor fuel inventory, convenience store inventory and other inventory at the Properties (the “Inventory”).

F.                                      Seller has the right to supply motor fuel to, and to receive payment for such motor fuel from, Tri-G Realty, Inc. and Ideal Cafe under those contracts identified on the attached Exhibit D (the “Dealer Contracts”).

G.                                    Seller has rights in and to those contracts and agreements (including motor fuel distribution agreements) used in connection with the Retail Business and set forth on the attached Exhibit E (the “Assumed Contracts”).  In addition, the term “Assumed Contracts” shall include (i) all express or implied warranties relating to any of the Assets (as hereinafter defined); (ii) all licenses, permits and registrations relating to any of the Assets or the Retail Business; (iii) the contract with McLane Company (as identified on Exhibit E); and (iv) to the extent assignable as free-standing licenses without a master license agreement, all PDI site licenses.

H.                                   Seller desires to sell, assign, convey and transfer to Buyer and Buyer wishes to purchase and accept from Seller the Fee Properties, the Leasehold Properties, the Personal Property, the Inventory, the Dealer Contracts, the Assumed Contracts and the other Assets defined in Section 1(a)(vii) and (viii) below, pursuant to the terms and conditions set forth below.

I.                                        In this Agreement, any reference to Seller shall include any subsidiaries or affiliates of Seller, if any, which have an interest in any of the Assets.

J.                                        Buyer desires to bind Covenantor by a restrictive covenant set forth in Section 18 hereof.

K.                                   Lehigh Gas — Ohio, LLC, a Delaware limited liability company with an address of 702 Hamilton Street, Suite 203, Allentown, PA 18101 (“LGO”), will operate the Retail Business post-Closing and certain Assets and liabilities under this Agreement shall be assigned by Buyer to LGO, as set forth more fully below.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, Buyer and Seller, each intending to be legally bound hereby, agree as follows:

1.                                      Sale and Purchase of Assets.

(a)                                 Pursuant and subject to the terms, covenants and conditions of this Agreement, Seller agrees to sell, transfer, assign, and deliver to Buyer, and Buyer agrees to purchase and accept from Seller, the following (collectively, the “Assets”):

(i)                                     the Fee Properties;

(ii)                                  all of the Seller’s right, title and interest in and to the Leasehold Properties;

(iii)                             the Personal Property;

(iv)                             the Saleable Inventory; for purposes hereof, “Saleable” shall mean able to be sold in the ordinary course of Seller’s business;

(v)                                all of Seller’s right, title and interest in and to the Dealer Contracts, including without limitation any security instruments providing collateral security to Seller for any dealer obligations to Seller;

(vi)                             all of Seller’s right, title and interest in and to the Assumed Contracts (to the extent assignable);

(vii)                          all of Seller’s goodwill associated with the Retail Business and the Assets; and

(viii)                       all assignable rights, claims, causes of action, judgments and warranties (express or implied) in favor of the Seller relating to any or all of the Assets.

Unless specifically identified on Exhibit C, “Personal Property” and the “Assets” shall not include (i) personal property owned or leased by Seller and used by Seller in the Retained Business or at its headquarters at 1031 Reeves Street, Dunmore, Pennsylvania; (ii) all motor vehicles; and (iii) Seller’s fuel dealer licenses.

(b)                                 State Street Property.  Buyer also agrees to purchase the property located at 101 North State Street, Clarks Summit, Pennsylvania (the “State Street Property”) for an additional $1,000,000 upon terms similar to those terms set forth in this Agreement (which terms shall be set forth in a form of purchase agreement determined by Buyer and Seller prior to Closing) at the option of Seller, which option may be exercised by Seller by providing Buyer with written notice at any time prior to December 31, 2013; provided that Buyer’s obligation to purchase the State Street Property is conditioned and contingent upon the Buyer and Seller entering into a mutually acceptable lease (which terms shall be set forth in a form of lease agreement determined by Buyer and Seller prior to Closing) for the State Street Property on or before Closing, which lease shall be terminable upon notice from Seller to Buyer if Seller sells the State Street Property to a third party prior to December 31, 2013.

(c)                                  Recitals.  The recitals set forth above shall be considered part of this Agreement.

2.                                      Assumed Liabilities.

(a)                                 The Assets shall specifically not include, and Buyer does not agree to assume and accept, any liabilities of Seller, whether related to the Assets or Seller’s Retail Business or otherwise, other than Seller’s obligations first arising after the Closing (as hereinafter defined) under the leases for the Leasehold Properties identified on the attached

Exhibit F (the “Leases”) and the Dealer Contracts.  In addition, the Buyer shall cause LGO to assume and accept Seller’s obligations first arising after the Closing under the Assumed Contracts and any Inventory purchases made in the ordinary course of business prior to Closing but not delivered until after payment for the Inventory set forth in Section 3(d) below (“Pre-Closing Inventory Purchases”).

(b)                                 Seller’s liabilities which are specifically excluded from this transaction include, but are not limited to, Seller’s liabilities to/for:  vendors, employees, contractors, agents, invitees, suppliers, governmental authorities, taxes, wages, benefits, and pre-Closing obligations of Seller under the Leases, the Dealer Contracts and the Assumed Contracts (other than Pre-Closing Inventory Purchases).

(c)                                  Buyer and Seller agree that at Closing they shall terminate (or in the case of Buyer, shall cause Lehigh Gas Corporation to terminate) the Sub-Jobber Agreement by and between Lehigh Gas Corporation and JoJo Oil Company, Inc. dated January 30, 2007, and thereafter Seller shall have no liability as a result of the sale transaction described herein under such agreement relating to an early termination of purchases from Valero or Exxon.  Buyer shall indemnify Seller from any such liabilities.

(d)                                 Buyer shall cause LGO to assume the McLane Company contract identified on Exhibit E provided that Seller provides the McLane Company with notice of termination/non-renewal of the contract within five (5) days after the Effective Date.  LGO shall assume all liabilities under the McLane Company contract obligations first arising after the Closing and shall indemnify Seller from any such liabilities and, if Closing does not occur for any reason other than a breach of this Agreement by Seller, LGO shall indemnify Seller from any increased costs under the McLane Company contract arising as a result of a termination effective prior to June 1, 2013 (if any).

(e)                                  After Closing, Buyer shall cause LGO to continue to honor Seller’s customer loyalty program created under the Retail Business and any loyalty program entered into by Seller with its customers under the Retained Business, provided that (i) such obligation shall only apply to loyalty program benefits arising or earned by customers prior to Closing, and (ii) at Closing Seller provides Buyer with a statement of all then outstanding loyalty program benefits.  Buyer shall cause LGO to negotiate in good faith with Seller to enter into a mutually acceptable agreement on or before Closing to continue Seller’s customer loyalty program(s) post-Closing.

3.                                      Purchase Price, Allocation, Inventory and Financing.

(a)                                 Purchase Price.  The purchase price for the Assets shall be Twenty-Eight Million Five Hundred Thousand Dollars ($28,500,000.00) and payment to the Covenantor pursuant to Section 18 hereof shall total Five Hundred Thousand Dollars ($500,000.00) (the aggregate $29,000,000.00 collectively referred to herein as the “Purchase Price”) payable in full by certified check, bank check or wire transfer at Closing (as hereinafter defined).

(b)                                 Deposit.  Within three (3) business days after the Effective Date, Buyer shall deliver Two Hundred and Fifty Thousand Dollars ($250,000.00) (“First Deposit”) to an

escrow agent mutually agreed between Buyer and Seller (the “Escrow Agent”) pursuant to a mutually acceptable escrow agreement.  Within three (3) business days after the termination of the Due Diligence Period (as hereinafter defined), Buyer shall deliver an additional Two Hundred and Fifty Thousand Dollars ($250,000.00) (“Second Deposit”) to the Escrow Agent.  Upon the termination of this Agreement by Buyer for any reason other than a breach of this Agreement by Seller, and before such termination, Buyer shall give Seller ten days’ advance notice and opportunity to cure such breach, the Escrow Agent shall deliver the First Deposit to Seller.  If Closing does not occur due to Buyer’s breach of its obligations or failure to fulfill its obligations hereunder, the Escrow Agent shall deliver the First Deposit and Second Deposit (if any) to Seller and Seller agrees that such amount shall be deemed “liquidated damages” and shall be Seller’s sole and exclusive remedy in lieu of any other relief, right or remedy, at law or in equity, to which Seller might otherwise be entitled by reason of Buyer’s default under this Agreement.  If Closing occurs, the First Deposit and the Second Deposit shall be credited to the Purchase Price at Closing.

(c)                                  Allocation.  Buyer and Seller mutually agree that the Purchase Price shall be allocated for tax purposes in accordance with the allocation set forth on the attached Exhibit G (the “Allocation”).  Buyer and Seller further expressly agree that (i) the Allocation shall be used for tax and other purposes; (ii)  the transaction shall be reported as having been completed pursuant to this Agreement in accordance with the Allocation, including any report made under Section 1060 of the Internal Revenue Code of 1986, as amended; and (iii) none of them shall take any position inconsistent with the Allocation except with the prior written consent of the other or as required by governmental authority.  The obligations of the parties under this Section 3(c) shall survive Closing.

(d)                                 Inventory.  In addition to the Purchase Price, Buyer shall cause LGO to pay to Seller within ten (10) business days after Closing an amount for Seller’s Saleable Inventory located at the Properties as of Closing calculated as follows:  (i) Seller’s Saleable motor fuel inventory to be priced at Seller’s cost on the day of Closing; (ii) Seller’s Saleable convenience store inventory (other than cigarettes) to be priced at 65% of Seller’s retail value; and (iii) Seller’s Saleable cigarette inventory to be priced at Seller’s cost.  The Saleable motor fuel inventory shall be determined based upon a physical inventory of Seller’s motor fuel inventory taken by Seller as of the Closing (at which representatives of Seller and Buyer may be present) and the convenience store inventory (including cigarettes) shall be determined based upon a physical inventory taken as of the Closing by an outside inventory company selected by Seller and reasonably acceptable to Buyer, the cost of which shall by split equally between LGO and Seller.  The obligations of Seller and Buyer under this Section 3(d) shall survive Closing for a period of thirty (30) days.

4.                                      Condition of Title.  Within ten (10) days after the Effective Date, the Buyer may obtain at its own cost and expense, a survey of the Properties and a title insurance commitment issued by a title insurance company of its choice (the “Title Insurance Company”) to insure title to the Properties in the amount of the Purchase Price allocated to each of the Properties on the Allocation.  Title is to be good and marketable and such as will be insured by the Title Insurance Company at regular rates, free and clear of all liens, encumbrances and easements, excepting only those liens, encumbrances and easements set forth on the attached Exhibit H (the “Permitted

Encumbrances”).  In the event that (i) title is not good and marketable and insurable at regular rates; or (ii) legal access to any of the Properties cannot be established to the reasonable satisfaction of Buyer; or (iii) any liens, encumbrances, easements or restrictions exist which, in Buyer’s reasonable discretion, interfere with the Buyer’s intended use of any of the Properties or which are likely to substantially interfere with the pledging of any of the Properties as collateral; or (iv) the survey or legal description of any of the Properties is not, in Buyer’s reasonable discretion, acceptable (all of the foregoing, the “Title Objections”), Buyer shall notify Seller in writing within fifteen (15) days after the Effective Date of the Title Objections.  The Seller shall then have three (3) business days after its receipt of the notice of Title Objections to notify Buyer in writing with respect to each of the affected Properties whether Seller will: (i) cure all Title Objections related to any Property prior to or at Closing; or (ii) not cure all of the Title Objections relating to any Property prior to or at Closing.  If Seller notifies Buyer that it will cure all Title Objections with respect to a particular Property prior to or at Closing, and Seller in fact cures all such Title Objections prior to or at Closing, Buyer shall proceed to purchase such Property at Closing pursuant to and subject to the provisions of this Agreement.  In the event Seller fails to timely respond to Buyer’s notice of Title Objections with respect to any Property or does not agree to cure all of the Title Objections with respect to any Property prior to or at Closing, the Buyer shall, solely at its option, either (a) accept the affected Property(ies) with all such uncured Title Objections without abatement of the Purchase Price (except for monetary liens of an ascertainable value which shall be satisfied by Seller at or before Closing), or (b) elect to exclude any such Property(ies) from this Agreement by written notice to Seller, and in that event, the Purchase Price will be reduced based upon the portion of the Purchase Price allocated to the excluded Property(ies) on the Allocation.

5.                                      Consents.  Seller shall use reasonably diligent efforts to obtain any consents or other instruments or documents, if any, necessary for the sale, transfer or assignment of the Assets (collectively, the “Consents”).  If Seller is unable to obtain any such Consents, then Seller shall so notify Buyer in writing no later than three (3) days before Closing, and Buyer, at its sole option, may elect to:  (i) delay Closing for thirty (30) days, or such further time as is reasonably necessary to permit Seller to obtain such Consents, provided Seller is diligently pursuing such Consents; or (ii) exclude any Asset with respect to which Seller was unable to obtain Consent from this Agreement by written notice to Seller, and in that event, the Purchase Price will be reduced based upon the portion of the Purchase Price allocated to the excluded Asset(s) on the Allocation.  Buyer agrees to cooperate with Seller in connection with Seller’s efforts to obtain the Consents.  Such cooperation shall not be deemed to include any obligation upon Buyer to agree to any “Material Adverse Change” (as hereinafter defined) to the applicable Asset.  Notwithstanding the foregoing, Buyer agrees that it will cause LGO to be responsible for obtaining rights to operate the eight (8) Subway franchises included within the Assets and failure to obtain such Consent shall not give Buyer the delay/exclusion election set forth above provided that the Transition Services Agreement contains mutually acceptable provisions providing for the Seller’s continued operation of the Subway franchises until such time as such Consent is obtained if such continued operation is permitted under Seller’s Subway franchise agreement and provided that LGO shall be responsible for the accounting and other administrative details of such continued operation, subject to Seller’s review and approval.

6.                                      Due Diligence.  Seller shall, within seven (7) business days after the Effective Date, make available to Buyer true and correct copies of the documents, reports and other materials and information pertaining to the Assets, which are in Seller’s possession or control and set forth on the attached Exhibit I (the “Seller Materials”).  Buyer and Buyer’s agents, consultants, contractors, engineers and other representatives shall thereafter have the right for fifteen (15) days after receipt of the Seller Materials (the “Due Diligence Period”) to review the Seller Materials and to satisfy itself as to the feasibility and acceptability of the Assets for the Buyer’s intended use and to enter onto each of the Properties to inspect and test the Properties and the other Assets including all buildings, improvements and equipment located thereon.  In addition, the Seller shall permit Buyer and its authorized representatives reasonable access, upon forty-eight hours advance notice, to all of Seller’s premises, books, records, financial records and key personnel relative to the Retail Business and the Assets and shall cause its key personnel to furnish Buyer with such financial, operating and other information regarding the Seller’s Retail Business, Assets, contracts, liabilities, employees and properties as Buyer may reasonably request.  Buyer’s analysis, inspection and testing may include, but shall not be limited to:  soil analysis and borings, utility location availability, environmental testing and studies (including but not limited to Phase I and Phase II environmental site assessments), perc testing, geological testing, financial analysis, analysis for SEC (as hereinafter defined) compliance and any and all other tests, studies or analysis, which Buyer, in its sole discretion, deems appropriate (collectively, the “Property and Retail Business Studies and Analysis”).  Buyer shall indemnify, hold harmless and defend Seller from and against all property damage, suits, actions, expenses, judgments, other damages and claims (including attorney and expert fees) resulting from Buyer’s Property and Retail Business Studies and Analysis.  In the event Buyer makes borings or causes any physical change to the Properties as a result of the Property and Retail Business Studies and Analysis, Buyer shall return the Properties to their condition prior to the Property and Retail Business Studies and Analysis.  In the event that the Buyer determines that the results of any analysis, inspection or testing of the Seller Materials and/or Assets or the Property and Retail Business Studies and Analysis are unacceptable (the “Inspection Defects”), in Buyer’s sole discretion, Buyer may, by written notice delivered to the Seller prior to the expiration of the Due Diligence Period, either (i) terminate this Agreement; or (ii) waive as a condition to Buyer’s obligations hereunder all Inspection Defects.  In the event that this Agreement is terminated by Buyer pursuant to this Section 6, Buyer will deliver a copy of the Property and Retail Business Studies and Analysis and return all Seller Materials to Seller and there shall be no further liability or obligation on any of the parties hereto and this Agreement shall become null and void.  The obligations of Seller and Buyer under this Section 6 shall survive Closing.

7.                                      Closing.

(a)                                 Subject to the Conditions to Closing set forth in Section 7(e) below, the closing under this Agreement (“Closing”) shall occur on or before December 28, 2012 (“Closing Date”) at the offices of Davison & McCarthy, P.C., 1146 S. Cedar Crest Blvd., Suite 200, Allentown, PA 18103, or at such other location as the parties shall mutually agree; provided, however, Seller or Buyer may by written notice to the other no later than five (5) days before the Closing Date extend the Closing Date fifteen (15) days provided further, however, if such notice from Buyer shall extend the Closing Date beyond December 31, 2012, Seller may decline the extension and terminate this Agreement effective December 31, 2012, in which event the Escrow

Agent shall thereafter deliver the First Deposit to Seller and return the Second Deposit to Buyer and there shall be no further liability or obligation on any of the parties hereto and this Agreement shall become null and void.

(b)                                 At the time of Closing, Seller shall deliver to Buyer the following:

(1)                                 A duly executed and acknowledged Special Warranty Deed in recordable form and substantially in the form attached hereto as Exhibit J for each Fee Property (the “Deeds”).

(2)                                 A duly executed Bill of Sale for each Fee Property and each Leasehold Property conveying the Personal Property for each Fee Property and Leasehold Property to Buyer in substantially the form attached hereto as Exhibit K (the “Personal Property Bill of Sale”) and a duly executed Bill of Sale for each Fee Property and each Leasehold Property conveying the Inventory for each Fee Property and Leasehold Property to LGO in substantially the form attached hereto as Exhibit K-2 (the “Inventory Bill of Sale”).

(3)                                 A duly executed Assignment and Assumption Agreement for each of the Leases substantially in the form attached hereto as Exhibit L (the “Assignment and Assumption of Lease”).

(4)                                 A duly executed Assignment and Assumption Agreement for the Dealer Contracts substantially in the form attached hereto as Exhibit M (the “Assignment and Assumption of Dealer Contracts”).

(5)                                 A duly executed Assignment and Assumption Agreement for the Assumed Contracts substantially in the form attached hereto as Exhibit M-2 (the “Assignment and Assumption of Assumed Contracts”).

(6)                                 The Consents.

(7)                                 A duly executed Non-Compete Agreement (as defined in Section 18 below).

(8)                                 A duly executed Transition Services Agreement (as defined in Recital D above).

(9)                                 The duly executed officer’s certificate of Seller referred to in Section 8 below.

(10)                          A copy of the duly executed corporate resolutions of Seller which authorize (i) the transactions contemplated by this Agreement and (ii) the execution by Seller of this Agreement and the documents, instruments and agreements to be executed and delivered by Seller pursuant to this Agreement, together with proof as to the authority of the person(s) executing and delivering this Agreement and such documents, instruments and agreements on Seller’s behalf.

(11)                          A duly executed and acknowledged Owner’s Title Insurance Affidavit and all additional documents, certifications, and affidavits customarily provided to title companies to complete the transactions contemplated by this Agreement as such may be reasonably requested by Buyer, Buyer’s attorney, or the Title Insurance Company.

(12)                          All paperwork required by any governmental or quasi-governmental agency to properly transfer ownership of any underground storage tanks located at any Property to Buyer or Buyer’s affiliates.

(c)                                  At the time of Closing, Buyer shall deliver to Seller the following:

(1)                                 The Purchase Price (less the First Deposit and the Second Deposit, if any).

(2)                                 A duly executed Assignment and Assumption of Lease for each of the Leases.

(3)                                 A duly executed Assignment and Assumption Agreement for the Dealer Contracts.

(4)                                 An Assignment and Assumption Agreement for the Assumed Contracts duly executed by LGO.

(5)                                 A duly executed Non-Compete Agreement.

(6)                                 A duly executed Transition Services Agreement.

(7)                                 The duly executed officer’s certificate of Buyer referred to in Section 9 below.

(8)                                 A copy of the duly executed corporate resolutions of Buyer which authorize (i) the transactions contemplated by this Agreement and (ii) the execution by Buyer of this Agreement and the documents, instruments and agreements to be executed and delivered by Buyer pursuant to this Agreement, together with proof as to the authority of the person(s) executing and delivering this Agreement and such documents, instruments and agreements on Buyer’s behalf.

(9)                                 A duly executed and acknowledged Buyer’s Title Insurance Affidavit and all additional documents, certifications, and affidavits customarily provided to title companies to complete the transactions contemplated by this Agreement as such may be reasonably requested by Seller, Seller’s attorney, or the Title Insurance Company.

(d)                                 Closing and other costs shall be paid as follows:

(1)                                 Seller and Buyer shall each pay one-half (1/2) of the real estate transfer taxes relative to this transaction, provided however that Buyer shall be responsible for any transfer taxes relating to an assignment of this Agreement.

(2)                                 Real estate taxes shall be pro-rated on a per diem basis according to the fiscal year of each applicable taxing authority (county, school and municipality), any lienable municipal services shall be apportioned pro-rata on a per diem basis between Buyer and Seller as of the time of Closing and any rent due under the Leases, any rental payments or other payments from the Dealers under the Dealer Contracts or from any other sublessees, if any, and any utilities other than lienable municipal services shall all be apportioned pro-rata on a per diem basis between Buyer and Seller as of the time of Closing.  Any security deposits held by lessors under the Leases shall be credited to Seller at Closing and Seller shall at Closing assign its rights in any such security deposits to Buyer.  All security deposits and other security held by Seller in connection with the Dealer Contracts or from any other sublessees, if any, shall be credited to Buyer at Closing and Buyer shall receive a credit against the Purchase Price equal to the amount of such credits.

(3)                                 Recording fees for the Deeds and other transactional documents requiring recording, if any, shall be allocated between Seller and Buyer pursuant to customary local practices.  All other Closing costs shall be paid by the party incurring such costs.

(4)                                 Each party shall be responsible for its own attorneys’ fees and costs and consultants’ fees and costs except as otherwise specifically provided in this Agreement.

(5)                                 The Seller and LGO shall agree upon a pro-ration of the Assumed Contracts.

(e)                                  Buyer’s Conditions to Closing.  Notwithstanding anything in this Agreement to the contrary, the obligations of Buyer to complete the Closing are subject to the satisfaction of the following additional conditions, or the written waiver of same by Buyer, on or prior to Closing:

(1)                                 All of the terms and conditions contained in this Agreement to be complied with and performed by Seller at or before Closing shall have been complied with and performed in all material respects, and the representations and warranties made by Seller in this Agreement shall continue to be correct in all material respects, at and as of Closing, with the same force and effect as though such representations and warranties had been made at and as of Closing.

(2)                                 There shall not have been after the Effective Date:  (i) any Material Adverse Change in Seller’s Retail Business or any of the Assets; or (ii) any sale, assignment or transfer by Seller of any of the Assets other than in the normal, regular and customary course of business.  For purposes of this Agreement, wherever it is used, “Material Adverse Change” or “Material Adverse Effect” shall mean any event, occurrence, development or state of circumstances or facts which individually or in the aggregate has had or is reasonably expected to result in or have a material adverse effect upon the financial condition, results of operation, business, properties, prospects, condition or operations of a material portion of the Assets or the Retail Business; provided, however, that in determining whether there has been a material adverse change or effect, any adverse effect attributable to the following shall be disregarded:  (i) general economic business or financial market conditions, including, without limitation, conditions affecting generally the industries served by the Retail Business; (ii) the announcement of this Agreement; (iii) the breach by Buyer of this Agreement; or (iv) any change in legal requirements or generally accepted accounting principles or interpretations thereof that apply to the Retail Business.

(3)                                 Except as disclosed on Schedule 8(i), no action or proceeding before a court or any other governmental agency or body shall have been instituted or threatened to restrain or prohibit any of the transactions contemplated in this Agreement, and no governmental agency or body shall have taken any action or made any request of any party to this Agreement as a result of which Buyer reasonably and in good faith determines that such action or request would be likely to prevent operation of the Retail Business substantially as presently conducted by Seller or which would be likely to Materially Adversely Affect the marketability or value of the Assets.

(4)                                 Buyer shall have obtained (i) state and county UCC searches regarding Seller and the Assets showing no liens, encumbrances, easements or restrictions against any of the Assets other than those which Seller agrees to remove on or before Closing; and (ii) judgment, bankruptcy and tax lien searches confirming that there are no judgments or tax liens against the Seller and/or the Assets which shall not be removed at Closing and that the Seller has not been declared bankrupt.

(f)                                   Seller’s Conditions to Closing.  Notwithstanding anything in this Agreement to the contrary, the obligations of Seller to complete the Closing are subject to the satisfaction of the following additional conditions, or the written waiver of same by Seller, on or prior to Closing:

(1)                                 All of the terms and conditions contained in this Agreement to be complied with and performed by Buyer at or before Closing shall have been complied with and performed in all material respects, and the representations and warranties made by Buyer in this Agreement shall continue to be correct in all material respects, at and as of Closing, with the same force and effect as though such representations and warranties had been made at and as of Closing.

(2)                                 Buyer and Seller shall have agreed on the form of purchase agreement and lease agreement described in Section 1(b) above.

(3)                                 Seller’s shareholders shall have consented to this Agreement by majority vote of shareholders under sections 1924 and 1932 of the Pennsylvania Business Corporation Law.

(4)                                 Seller shall be satisfied, in its sole discretion, that LGO has sufficient financial wherewithal to perform its obligations as set forth in the LGO Assignment and Assumption Agreement (as hereinafter defined); provided that if Seller is not satisfied as set forth above, its sole remedy and recourse is to provide Buyer with written notice on or before Wednesday, December 5, 2012 that it has elected to terminate this Agreement, in which event this Agreement shall terminate, the First Deposit shall be returned to Buyer and there shall be no further liability or obligation on any of the parties hereto and this Agreement shall become null and void.

8.                                      Representations and Warranties of Seller.  Seller covenants and represents to Buyer, intending for Buyer to rely hereon, that the following are true, correct and complete as of the date hereof, that the following shall be true, correct and complete as of Closing, and that the following representations and warranties shall survive Closing as set forth below.  Whenever “to the best of Seller’s knowledge” or similar term is used in this Agreement, it shall mean the actual knowledge of Joseph Gentile, Jr.

(a)                                 Each Seller is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania.  Seller has full power to execute, deliver and carry out the terms and provisions of this Agreement and each of the other agreements, instruments and documents herein required to be made or delivered by Seller pursuant hereto, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement and such other agreements, instruments and documents.  The individuals executing this Agreement and all other agreements, instruments and documents herein required to be made or delivered by Seller pursuant hereto on behalf of Seller are and shall be duly authorized to sign the same on Seller’s behalf and to bind Seller thereto.

(b)                                 All material consents and other authorizations of any kind whatsoever from any third parties which are or will be required to carry out the terms and conditions of this Agreement, have been, or will before Closing be, obtained by Seller, except as otherwise permitted under Section 5 above.

(c)                                  Seller shall promptly provide written notice to Buyer of any circumstances or facts of which Seller becomes aware that would render any of the representations and warranties contained in this Agreement to be incorrect or misleading in any material way.

(d)                                 The Assets are, to the best of Seller’s knowledge (i) in good material working order and condition, subject only to ordinary wear and tear and ordinary maintenance issues; and (ii) materially in compliance with, and there are no outstanding notices of any uncorrected violations of, any and all applicable laws, ordinances, regulations, licenses, approvals or other permits required by any municipal, governmental or quasi-governmental entity having jurisdiction over the Assets or the use thereof provided however Seller’s representations with respect to Hazardous Substances or Environmental Laws are limited as set forth in Section 8(q) below.

(e)                                  The execution, delivery and performance of the documents, and consummation of the transactions contemplated by this Agreement (ii) are not prohibited by, and will not conflict with, constitute grounds for termination of, or result in the breach of, any of the agreements or instruments to which Seller is now a party or by which it or any of the Assets are bound; and (ii) to the best of Seller’s knowledge, do not contravene any law, regulation, judgment, decree, order or award relating to Seller or any of the Assets.

(f)                                   This Agreement has been, and each and all of the other agreements, instruments and documents herein required to be made or delivered by Seller pursuant hereto, have been, or on the Closing Date will have been, executed by Seller and when so executed, are and shall be, the legal, valid, and binding obligations of Seller enforceable against Seller in accordance with their respective terms.

(g)                                  Except as specifically set forth in this Agreement, the Permitted Encumbrances, or the Exhibits hereto, there are no leases, licenses, options, rights-of-first-refusal or other agreements (whether oral or written) (i) granting any party the right to occupy, use, possess or purchase any of the Assets or any portion thereof; (ii) requiring any payment or reimbursement by the owner of any of the Assets based upon the development of any such Asset or infrastructure related thereto; or (iii) pertaining to or obligating the owner of any of the Assets to construct infrastructure or otherwise pertaining to the development of any such Asset.

(h)                                 Except as disclosed on Schedule 8(h), there are no pending actions, suits, arbitrations, claims or proceedings, at law, in equity or otherwise, which would have a Material Adverse Effect on all or any material portion of the Assets or in which Seller either is or, to the best of Seller’s knowledge, will be a party, including, but not limited to judicial, municipal or administrative proceedings in eminent domain, or federal, state, local agency or third party actions regarding environmental matters.

(i)                                     Except as disclosed on Schedule 8(i), there are no pending, or to the best of Seller’s knowledge, threatened or proposed (i) proceedings or governmental actions to modify the zoning classification of, or to condemn, or to purchase in lieu thereof, all or any part of any of the Properties; or (ii) reassessments or special assessments or penalties or interest with respect to any of the Properties.

(j)                                    Neither Seller has (i) filed a voluntary petition in bankruptcy or any pleading seeking any reorganization, liquidation, dissolution or composition or other settlement with creditors under any law; (ii) admitted or failed to contest the material allegations of any such pleading filed against such Seller; (iii) been adjudicated a bankrupt or insolvent; (iv) been in receivership or dissolution; (v) made any assignment for the benefit of creditors; or (vi) admitted in writing its inability to pay its debts as they mature. Each Seller is current in its payments to any creditors of such Seller and is not delinquent in any material respect with respect to any such payments.

(k)                                 Seller has provided Buyer with, or will, as promptly as reasonably possible and no later than within seven (7) business days after the Effective Date, provide Buyer with, true, correct and complete copies of all material written contracts or agreements, and written summaries of all material and binding oral agreements, affecting or relating to Seller’s Retail Business and/or the Assets including, but not limited to, all contracts or agreements (i) relating to the employment or engagement of, or the performance of services by, any employee, consultant or independent contractor who provides services for Seller’s Retail Business, including, without limitation, any contracts or agreements involving severance payments; (ii) relating to the acquisition, transfer, use, development, sharing or license of any of the Assets, except in the ordinary course of business; (iii) imposing any material restriction on Seller’s right or ability (A) to compete with any other person or entity, (B) to acquire any product or other asset or any services from any other person or entity, to sell any product or other asset to or perform any services for any other person or entity, or to transact business or deal in any other manner with any other person or entity, or (C) to develop or distribute any of the Assets; (iv) creating or involving any agency relationship, distribution arrangement or franchise relationship; (v) creating or relating to any partnership or joint venture or any material sharing of revenues, profits, losses, costs or liabilities; (vi) that commits to pricing and quantities for the sale of Seller’s products or services to customers for any period after the Closing; (vii) that, if assumed by Buyer, would obligate Buyer to make payment for goods, services or otherwise for any period after the Closing (collectively, the “Material Contracts”).

(l)                                     This Agreement, the Exhibits and Schedules attached hereto, the Seller Materials, the Material Contracts and all other documents, information, site-level income statements and agreements furnished and to be furnished to Buyer by Seller and Seller’s representatives and agents are to Seller’s knowledge true, correct and complete in all material respects and do not and will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements made, and to be made, not misleading.  Copies of all documents delivered or made available to Buyer by Seller, or to be delivered or made available to Buyer by Seller, constitute true, correct and complete copies thereof and to Seller’s knowledge include all amendments, exhibits, schedules, appendices, supplements or modifications thereto or waivers thereunder.

(m)                             Seller has good title in and to all of the Assets and upon consummation of the transactions provided for herein, good title to the Assets shall be vested in Buyer free and clear of all liens, encumbrances and restrictions excepting only the Permitted Encumbrances and those, if any, accepted by Buyer pursuant to Section 4 above.  Except as indicated on Schedule 8(m), no creditor of Seller has a security interest in any of the Assets.  To the extent that there are any secured creditors, funds sufficient to pay in full any amounts due to any such secured creditor shall be paid directly to the secured creditor out of the Purchaser Price proceeds at Closing.

(n)                                 The Assets constitute all of the assets which are held or used by Seller and necessary for the conduct of the Seller’s Retail Business and are sufficient to permit Buyer to carry on the Seller’s Retail Business as currently conducted by Seller.  Except as otherwise indicated on Schedule 8(n), none of the assets used by Seller in the operation of the Retail Business are leased from or licensed to Seller by a third party.

(o)                                 To the best of Seller’s knowledge, Seller has complied in all respects with all federal, state and local laws, rules, regulations, ordinances, orders, judgments, decrees, permits, licenses and registrations now and heretofore applicable to any of the Assets and/or Seller’s Retail Business, where the failure to so comply would have a Material Adverse Effect on any Asset or the operations of Seller’s Retail Business.  Seller has not received any written notice of any asserted or pending violation of any such laws, rules, regulations, ordinances, orders, judgments, decrees, permits, licenses or registrations pertaining to any of the Assets and/or Seller’s Retail Business.  Seller is not in default under any note, evidence of indebtedness, lease, contract, license, undertaking or other agreement where the liability thereunder might materially adversely affect Seller’s Retail Business, any of the Assets or Seller’s ability to perform its obligations under this Agreement or the other documents referred to herein.

(p)                                 Each Seller has timely filed or obtained unexpired extensions or has timely requested extensions to file all federal, state and local tax returns required to be filed by it (all of which are true and correct in all material respects) and has duly paid or made provision for the payment of all taxes (including any interest or penalties and amounts due state unemployment authorities) which are due and payable to the appropriate tax authorities except as set forth on Schedule 8(p).  Each Seller has withheld proper and accurate amounts from its employees’ compensation in full and complete compliance with all withholding and similar provisions of the Internal Revenue Code, as amended (the “Code”), and applicable state law including employee withholding and social security taxes, and any and all other applicable laws.  No deficiencies for any of such taxes have been asserted or, to each Seller’s knowledge, threatened, and no audit on any such returns is currently under way or, to each Seller’s knowledge, threatened except as set forth on Schedule 8(p).  There are no outstanding agreements by either Seller for the extension of time for the assessment of any such taxes except as set forth on Schedule 8(p).  Neither Seller has taken and neither Seller will take any action in respect of any federal, state or local taxes (including, without limitation, any withholdings required to be made in respect of employees) which may have an adverse impact upon any of the Assets as of or subsequent to Closing.  There are no tax liens on any of the Assets and, to the knowledge of Seller, no basis exists for the imposition of any such liens.  Each Seller has paid when due any other amounts due to any State agency, where the failure to pay may result in the State agency having a statutory lien or claim against any of the Assets or the Buyer, and to the knowledge of each Seller, no basis exists for the imposition of any such statutory lien or claim against any of the Assets or the Buyer in connection with the transactions contemplated by this Agreement.

(q)                                 Seller covenants and represents that except as specified on Schedule 8(q) attached hereto (i) to the best of Seller’s knowledge, the Properties are not contaminated by Hazardous Substances (as hereinafter defined) and are in compliance with all Environmental Laws (as hereinafter defined); (ii) to the best of Seller’s knowledge, all past and present activities conducted on the Properties have complied in all material respects with all Environmental Laws; (iii) to its knowledge, Seller has not used, handled, stored, generated, produced, manufactured, treated, released, disposed of or arranged for disposal of any Hazardous Substances in, at, under, on or in connection with the Properties in violation of Environmental Laws; and (iv) Seller has no knowledge of any previous owner or tenant of the Properties using, handling, storing, generating, producing, manufacturing, treating, releasing, disposing of or arranging for the disposal of any Hazardous Substances in, at, under, on or in connection with the Properties in violation of Environmental Laws which has not been previously remediated; and (v) Seller has taken all necessary steps and filed all necessary documents so that the underground storage tanks at each Property qualifies for coverage under Pennsylvania Underground Storage Tank Insurance Fund (“USTIF”).  The term “Environmental Laws” means any federal, state or local statutes, regulations, laws or orders pertaining to environmental matters, including, without limitation, the

Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”) and the Resource Conservation and Recovery Act (“RCRA”).  The term “Hazardous Substances” means polychlorinated biphenyls, asbestos, petroleum or petroleum by-products and any substances, materials, constituents, wastes, or other elements which are included under or regulated by any federal, state or local law, rule or regulation pertaining to environmental regulation, contamination, clean-up, or disclosure, including, without limitation, CERCLA and RCRA.  Except as specified on Schedule 8(q), Seller has not received any claims, complaints, notices, or requests for information with respect to any alleged violation of, or alleged liability under, any Environmental Laws, rules, regulations or orders with respect to any of the Assets or any real estate adjacent to any of the Properties.

(r)                                    To the best of Seller’s knowledge, Seller (i) has obtained all permits, licenses and registrations required by applicable law, including without limitation Environmental Laws, and governmental authorities in connection with the operation of Seller’s Retail Business and the Assets (which permits, licenses and registrations are set forth on the attached Schedule 8(r)); and (ii) will within ten (10) days after the Effective Date provide Buyer with copies of all such permits, licenses and registrations.  To the best of Seller’s knowledge, all such permits, licenses and registrations are valid and in effect up to and as of Closing and Seller covenants not to terminate, suspend or amend any such permits, licenses or registrations except with the prior written consent of Buyer or as required by law.  Upon Closing, such licenses, permits and registrations will not be valid for Buyer and Buyer acknowledges it will be responsible for obtaining new licenses, permits and registrations for the Retail Business.

(s)                                   To the best of Seller’s knowledge, Seller has provided or will provide or has caused its environmental consultant(s) to provide or will cause its environmental consultant(s) to provide to Buyer within ten (10) days after the Effective Date with a true and complete copy of each environmental report or environmental data compilation that refers or relates to any of the Properties (the “Environmental Reports”) and all copies in Seller’s possession or control of any correspondence to or from Seller and the Pennsylvania Department of Environmental Protection (“PADEP”), the Federal Environmental Protection Agency, any other local, state or federal environmental agency or any third party that refers or relates to the environmental condition of any of the Properties (the “Environmental Disclosures”).

(t)                                    None of Seller or, to the best of Seller’s knowledge, any of the other parties to the Material Contracts are in default under their respective obligations under such Contracts, nor has any event occurred which with the giving of notice or passage of time would constitute such a default.

(u)                                 Seller shall deliver to Buyer within five (5) days after the Effective Date, a list of all salaried and hourly employees and the current compensation of each such employee involved in the Retail Business (the “Seller Employees”).

(i)                                     Except as set forth on Schedule 8(u)(i), there are no agreements, arrangements, or understandings that would restrict Seller’s ability to terminate the employment or any or all of the Seller Employees for any lawful reason or for no reason at all, without penalty or liability.

(ii)                                  Except as set forth on Schedule 8(u)(ii), Seller does not presently have, nor has it had within the last five (5) years, any pension, profit sharing, deferred compensation, or other employee pension or health or welfare benefit plan or arrangement in which Seller Employees participate or have participated.

(iii)                               To the best of Seller’s knowledge, (a) Seller is and has been in compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, and wages and hours; (b) Seller is not and has not been engaged in any unfair labor practices; and (c) Seller has complied with all material requirements of the Immigration and Reform and Control Act of 1986.  There are no pending or, to the best knowledge of Seller, threatened EEOC or DFEH claims, OSHA complaints, union grievances, wage and hour claims, unemployment compensation claims, workers’ compensation claims or the like filed by or relating to any Seller Employees.

(v)                                 Financial Information.

(i)                                     Each Seller has furnished Buyer with certain site-level income statements and other financial information concerning the Assets and the Retail Business (collectively, the “Financial Information”).  The Financial Information (a) has been prepared in accordance with generally accepted accounting principles of the United States of America consistently applied, as in effect from time to time (“GAAP”); and (b) fairly presents, in all material respects, the financial position presented by such Financial Information for the time periods represented by such Financial Information.

(ii)                                  Except as set forth on Schedule 8(v), from December 31, 2011 to the date of this Agreement, (i) the Retail Business has been conducted in all material respects in the ordinary course, (ii) the compensation of any site-level employee of the Retail Business has not been granted any general salary or benefits increase other than in the ordinary course of business, (iii) other than a contract of sale for the State Street Property entered into with CVS, neither Seller has acquired any business, by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions, or entered into any contract, letter of intent or similar arrangement with respect to the foregoing, (iv) neither Seller has sold, leased or otherwise disposed of any of its properties or assets that are material to the Retail Business, and (v) there has been no material change by either Seller in accounting principles, practices or methods except as required by Law or GAAP.

(iii)                               To Seller’s knowledge, as related to the Retail Business, each Seller maintains internal controls over financial reporting (“Internal Controls”) sufficient to provide reasonable assurance regarding the reliability of Financial Information in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of the assets of such Seller in reasonable detail, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of such Seller are being made only in accordance with authorizations of management of such Seller, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of such Seller.

Seller shall deliver to Buyer at Closing a duly executed officer’s certificate in form reasonably acceptable to Buyer confirming that all of the foregoing representations and warranties of Seller are true and correct as of the Closing.  Subject to the limitations and other provisions of this Agreement, the representations and warranties of the Seller contained herein shall survive the Closing Date and shall remain in full force and effect until the date that is fifteen (15) months after the Closing Date, except with respect to the representations and warranties of Seller contained in Sections 8(p)  hereof relating to the Retail Business, which shall survive until three (3) months after the expiration of the applicable statute of limitations (including any waivers or extensions thereof).

9.                                      Representations and Warranties of Buyer.  Buyer hereby represents and warrants to Seller, intending for Seller to rely hereon, that the following are true, correct and complete as of the date hereof, that the following shall be true, correct and complete and as of Closing, and that the following representations and warranties shall survive the Closing Date and shall remain in full force and effect until the date that is fifteen (15) months after the Closing Date:

(a)                                 Buyer is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware.  Buyer has full power to execute, deliver and carry out the terms and provisions of this Agreement and each of the other agreements, instruments and documents herein required to be made or delivered by Buyer, and has taken, or will take, all necessary action to authorize the execution, delivery and performance of this Agreement and such other agreements, instruments and documents.  The individuals executing this Agreement and all other agreements, instruments and documents herein required to be made or delivered by Buyer pursuant hereto on behalf of Buyer are and shall be duly authorized to sign the same on Buyer’s behalf and to bind Buyer thereto.

(b)                                 This Agreement has been, and each and all of the other agreements, instruments and documents herein required to be made or delivered by Buyer pursuant hereto have been, or on the Closing Date will be, executed by Buyer and when so executed, are and shall be legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms.

(c)                                  Neither the execution nor delivery of this Agreement by Buyer, nor the consummation or performance of any of the contemplated transactions by Buyer in this Agreement, will give any person the right to prevent, delay, or otherwise interfere with any of the contemplated transactions pursuant to: (i) any provision of Buyer’s governing documents; (ii) any resolution adopted by any director or shareholder of Buyer; (iii) any legal requirement or order to which Buyer may be subject; or (iv)     any contract to which Buyer is a party or by which Buyer may be bound.

Buyer shall deliver to Seller at Closing a duly executed officer’s certificate in form reasonably acceptable to Seller confirming that all of the foregoing representations and warranties of Buyer are true and correct as of the Closing.

10.                               Bulk Sales.  Immediately upon the execution of this Agreement by the parties, Seller shall file and provide Buyer with copies of all notices or other documentation required to obtain all consents and clearances required by applicable law to the Pennsylvania Department of

Revenue and any other government or taxing authority pursuant to any bulk sales or similar laws that may be applicable to the transactions contemplated by this Agreement.  Seller shall and hereby agrees to indemnify the Buyer for any damages suffered by the Buyer as a result of the Seller’s failure to pay any tax attributable to periods ending on or before Closing or to provide notice to any taxing authority of the transactions contemplated herein, including damages relating to any tax liability of the Seller related to the ownership or operation of the Properties or the Assets prior to Closing. In addition, Seller agrees that $500,000.00 of the Purchase Price payable to Seller shall be placed in escrow with the Escrow Agent at Closing.  Buyer agrees to authorize the Escrow Agent to release all funds being held to Seller upon Buyer’s receipt of written evidence of payment of all tax liability arising from Seller’s activities for the period ending on or before Closing and receipt of a written opinion of Seller’s accountant verifying that all such pre-Closing taxes have been properly calculated and paid, provided however, security for and payment of any motor fuels assessment as set forth on Schedule 8(p) shall be handled directly between the Pennsylvania Department of Revenue and Seller and therefore shall not require any escrow with Buyer or prevent a release of funds from the Escrow Agent provided that Seller provides Buyer with written evidence of the security for and/or payment of such motor fuel assessments and the acceptance of same by the Pennsylvania Department of Revenue.  In the event that the Buyer incurs any damages as a result of the Seller’s failure to pay any tax attributable to periods ending on or before Closing or to provide notice to any taxing authority of the transactions contemplated herein, including damages relating to any tax liability of the Seller related to the ownership or operation of the Properties and/or the Assets prior to Closing, then, an amount equal to the actual damages relating to such tax liability shall be paid from the escrowed funds over to Buyer and the remainder of the escrowed funds, if any, shall be returned to Seller.  The obligations of Buyer and Seller under this Section 10 shall survive Closing.

11.                               Employees.  As of the Closing, Seller will terminate all of its store-level employees associated with Seller’s Retail Business.  Affiliates of Buyer will offer employment to such store-level employees as of immediately following the Closing; provided, however, such affiliates will have the right to not offer employment to or to terminate any such store-level employee for cause.  Such affiliates will make available to such store-level employees similar types of benefits to those benefits such store-level employees received from Seller as of the Effective Date, but taking into account any reduction in any such benefits prior to Closing, and provided that Buyer will be able to select the vendors of such benefits at such affiliates’ sole discretion, and provided further, the terms and conditions of such benefits may vary.  Further, in the event that such store-level employees when hired by such affiliates are determined to be part of an affiliated group with other employees of such affiliates and/or its affiliates, such affiliates may provide benefits to such store-level employees as are comparable to the benefits such affiliates provide to its other employees in the affiliated group.

12.                               Indemnification.

(a)                                 Seller Indemnification.  Each Seller hereby agrees to indemnify, defend and hold Buyer and its parent, affiliates, subsidiaries, lender(s), successors and assigns and each of their respective owners, members, shareholders, partners, directors, officers, managers, employees and agents (collectively, the “Buyer Indemnitees”) harmless from and against any and all losses, actions, suits, claims, demands, judgments, liabilities, damages, penalties, costs

(including without limitation court costs and costs of appeal) and expenses (including without limitation reasonable attorneys’ fees and costs and fees and costs of expert witnesses and consultants) incident to, resulting from, or in any way arising out of or in connection with (i) any tort claim or breach of contract claim or other claim for money due and owing in connection with the ownership or operation of any of the Assets and/or Seller’s Retail Business prior to or as of Closing; and/or (ii) any breach or default by either Seller of any representation, warranty, covenant or agreement of Seller contained in this Agreement or in any other documents executed in connection herewith; and/or (iii) the Seller’s ownership, possession, use or occupancy of any of the Assets prior to or as of Closing; and/or (iv) any liability of the Seller not expressly assumed by Buyer; and/or (v) investigating, preparing or defending any litigation or proceeding (commenced or threatened) incident to the enforcement of the Seller’s indemnification obligations hereunder.  The obligations of Seller under this Section 12(a) shall survive Closing.

(b)                                 Buyer Indemnification.  Buyer hereby agrees to indemnify, defend and hold Seller and its parent, affiliates, subsidiaries, lender(s), successors and assigns and each of their respective owners, members, shareholders, partners, directors, officers, managers, employees and agents (collectively, the “Seller Indemnitees”) harmless from and against any and all losses, actions, suits, claims, demands, judgments, liabilities, damages, penalties, costs (including without limitation court costs and costs of appeal) and expenses (including without limitation reasonable attorneys’ fees and costs and fees and costs of expert witnesses and consultants) incident to, resulting from, or in any way arising out of or in connection with (i) any tort claim or breach of contract claim or other claim for money due and owing in connection with the ownership or operation of any of the Assets from and after the Closing; and/or (ii) any breach or default by Buyer of any representation, warranty, covenant or agreement of Buyer contained in this Agreement or in any other documents executed in connection herewith; and/or (iii) the Buyer’s ownership, possession, use or occupancy of any of the Assets from and after Closing; and/or (iv) investigating, preparing or defending any litigation or proceeding (commenced or threatened) incident to the enforcement of the Buyer’s indemnification obligations hereunder.  Notwithstanding the foregoing, the Buyer and Seller acknowledge and agree that certain rights and obligations under this Agreement are to be assigned to LGO pursuant to the LGO Assignment and Assumption Agreement (as hereinafter defined); that the Buyer’s obligations under this Section 12(b) shall not apply to such rights and obligations; and Seller shall look solely to LGO for indemnification in connection with the rights and obligations assigned to LGO (as set forth more fully in the LGO Assignment and Assumption Agreement).  The obligations of Buyer under this Section 12(b) shall survive the Closing.

(c)                                  Time Limitations.

(i)                                     If the Closing occurs, Seller shall have liability under Section 12(a) with respect to any breach of a representation or warranty only if on or before the date that is fifteen (15) months after the Closing Date (or three (3) months after the expiration of the applicable statute of limitations (including any waivers or extensions thereof) with respect to any tax claims arising out of the factual situation existing prior to the Closing Date), Buyer notifies Seller of a claim, specifying the factual basis of the claim in reasonable detail to the extent known by Buyer.

(ii)                                  If the Closing occurs, Buyer shall have liability under Section 12(b) with respect to any breach of a representation or warranty only if on or before the date that is fifteen (15) months after the Closing Date, Seller notifies Buyer of a claim specifying the factual basis of the claim in reasonable detail to the extent known by Seller.

(d)                                 Certain Limitations on Amount

(i)                                     If the Closing occurs, Seller shall have no liability with respect to claims under Section 12(a) until the aggregate of all losses suffered by Buyer with respect to such claims exceeds $150,000; provided, however, that if the aggregate of all such losses exceeds $150,000, Seller shall be liable for all such losses.  If the Closing occurs, the aggregate liability of Seller with respect to losses for claims under Section 12(a) shall not exceed $2,000,000.  Notwithstanding the foregoing, this Section 12(d)(i) shall not apply to:  (i) tax claims;  (ii) any breach of which Seller has knowledge at any time at or prior to the date on which such representation and warranty was made; and/or (iii) Seller’s remediation obligations set forth in Section 13 below.

(ii)                                  If the Closing occurs, Buyer shall have no liability with respect to claims under Section 12(b) until the aggregate of all losses suffered by Buyer with respect to such claims exceeds $150,000; provided, however, that if the total of all such losses exceeds $150,000, Buyer shall be liable for all such losses.  If the Closing occurs, the aggregate liability of Buyer with respect to losses for claims under Section 12(b) shall not exceed $2,000,000. Notwithstanding the foregoing, this Section 12(d)(ii) shall not apply to any breach of which Buyer has knowledge at any time at or prior to the date on which such representation and warranty was made.

(e)                                  Limitation on Indemnification. Notwithstanding anything herein to the contrary the parties shall have no right to indemnification with respect to any loss of profits or any consequential, indirect, special or punitive damages suffered by a party.

13.                               Environmental Conditions.  Seller shall, at its expense, complete the remediation of any Asset which at the time of Closing is being remediated by Seller, is subject to an order or directive from any governmental authority issued pursuant to any environmental laws, or is environmentally contaminated such that Buyer and Seller have jointly reasonably concluded prior to Closing that remediation of such Asset will be required under applicable law, including, but not limited to, any Assets that are identified as having such environmental contamination as a result of Buyer’s due diligence (collectively, “Known Contamination”).  Seller shall complete such remediation of all Known Contamination (i) to a non-residential standard and shall not rely on engineering or institutional controls unless approved in advance by Buyer, provided however if such controls are reasonable and do not prevent operation of the property for its intended use, such approval may not be withheld; (ii) in accordance with applicable Environmental Laws; and (iii) by obtaining approval of a final report or remedial action completion report (as applicable) from the Pennsylvania Department of Environmental Protection or other applicable governmental entity so as to convey liability protection under Section 501 of the Pennsylvania Land Recycling and Environmental Remediation Standards Act, 35 P.S. §6026.101 et seq., or other applicable Environmental Laws, in each case for the benefit of Buyer and Seller

(collectively, the “Remedial Measures”).  Buyer and Seller agree that, in pursuing such Remedial Measures, Seller shall be entitled to use any available USTIF funding relating to the Property(ies), contamination and/or the storage tank system(s) at issue, and Buyer agrees to cooperate in executing and forwarding to USTIF any claims for reimbursement for the costs and expenses of such Remedial Measures if and to the extent necessary to obtain reimbursement from USTIF.

14.                               Assignment.  Except as set forth below, it is understood and agreed that (i) prior to Closing, Seller shall not convey, assign or transfer any of the Properties, or any portion thereof, to any party without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed; and (ii) Buyer may not assign this Agreement, in whole or in part, without Seller’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(a)                                 Notwithstanding the foregoing, Seller agrees that Buyer is entering into this Agreement as agent for and for the exclusive benefit of a certain to be named affiliated nominee(s), and that Buyer has no intent to obtain legal or equitable title to the Properties.  Accordingly, at the time of Closing, Buyer intends to assign to such nominee(s), for no additional consideration, some or all of its right, title and interest to obtain legal or equitable title to the Properties.  In such instance, Buyer shall have the right to assign some or all of its right, title and interest to obtain legal or equitable title to the Properties to such nominee(s) without Seller’s prior written consent and upon such assignment to said nominee(s) and the assumption by said nominee(s) of same, Buyer shall not remain liable under this Agreement to accept title to the Properties but shall remain liable for all other obligations of Buyer (excluding those assumed by LGO pursuant to Section 14(b) below).

(b)                                 Notwithstanding the foregoing, Seller agrees that Buyer may, without Seller’s prior written consent, assign certain rights and obligations under this Agreement to LGO pursuant to the terms of the Assignment and Assumption Agreement attached hereto as Exhibit O (the “LGO Assignment and Assumption Agreement”).

(c)                                  Notwithstanding the foregoing, it is understood and agreed that Buyer may, without Seller’s consent but with notice to Seller, assign Seller’s financial obligations under Section 13 above to its lender(s) (“Buyer’s Lender”).  In that event, Buyer and Buyer’s Lender each shall be beneficiaries of Seller’s financial obligations under Section 13.  Subject to the foregoing, this Agreement shall be binding upon the parties, their respective heirs, personal representatives, successors and assigns.  The obligations of the parties under this Section 14(c) shall survive Closing.

15.                               Assessments and Eminent Domain.

(a)                                 Seller covenants and represents that as of date of this Agreement to Seller’s knowledge no public improvements or other assessments have been made against any of the Properties which remain unpaid and that no notice by any government or public authority has been served upon the Seller or anyone on Seller’s behalf, including any notices relating to the violations of zoning, housing, building, safety, fire or other ordinances which remain uncorrected unless otherwise specified herein.  Seller shall be responsible for any notice of improvements or assessments received on or before Closing.  Buyer shall be responsible for any written notice served upon Seller after Closing and for the payment thereafter of any public improvements or other assessments.

(b)                                 Seller covenants and represents that to Seller’s knowledge no Seller, nor anyone acting on any Seller’s behalf, has received any written notice from any governmental unit or other body having the power of eminent domain indicating that any of the Properties or any material part of any of them, has been, will or may be condemned.  In the event that prior to Closing any portion or all of any Property is subject to a taking by a public or governmental authority, Buyer shall have the right, exercisable by giving written notice to Seller within fifteen (15) business days after receiving written notice of such taking, either (i) to accept the affected Property in its then condition, without a reduction in the Purchase Price, and to receive at Closing an assignment of all of Seller’s rights to any condemnation award or proceeds payable by reason of such taking (if Buyer elects to proceed under this clause (i), Seller shall not compromise, settle or adjust any claims to such award without Buyer’s prior written consent); or (ii) elect to exclude the Property which is the subject of a taking by a public or governmental authority from this Agreement by written notice to Seller within the fifteen (15) business day period referred to just above, and in that event, at Closing the Purchase Price will be reduced based upon the portion of the Purchase Price allocated to the excluded Property on the Allocation.

(c)                                  The Seller covenants and representations in Sections 15(a) and (b) above shall survive Closing for a period of fifteen (15) months.

16.                               Maintenance and Risk of Loss.  Seller shall maintain the Assets in their present condition, normal wear and tear excepted.  Seller shall bear the risk of loss from fire or other casualties until Closing.  In the event any material portion of a Property or any of the other Assets included in this sale is damaged by fire or other casualties and such Property or other Assets is/are not repaired or replaced with assets of comparable worth and performance prior to Closing, Buyer shall have the option of:  (i) accepting the affected Property(ies) or Asset(s) in its/their then condition, together with the proceeds of any insurance recovery obtainable by Seller (if Buyer elects to proceed under this clause (i), Seller shall not compromise, settle or adjust any claims to any such insurance proceeds without Buyer’s prior written consent which consent shall not be unreasonably withheld, conditioned or delayed); or (ii) electing to exclude any Property(ies) or Asset(s) which is materially damaged by fire or other casualties from this Agreement by written notice to Seller, and in that event, at Closing the Purchase Price will be reduced based upon the portion of the Purchase Price allocated to the excluded Property(ies) or Asset(s) on the Allocation.  Buyer may insure its equitable interest in the Assets as of the time of acceptance of this Agreement.

17.                               Brokers.  Buyer and Seller hereby represent to each other that neither of them has made any agreement or taken any other action which might cause anyone to become entitled to a commission or brokerage fee as a result of the transactions contemplated hereby.  Seller and Buyer shall indemnify and hold each other harmless against any and all claims, losses, liabilities or expenses asserted against the other as a result of Seller’s or Buyer’s dealings, arrangements or agreements with any such broker or person.  The obligations of the parties under this Section 17 shall survive Closing.

18.                               Non-Compete Agreement.  As further consideration for the Purchase Price and the covenants and agreements of Buyer set forth in this Agreement and the documents provided for herein, at Closing, Covenantor shall enter into a Non-Compete Agreement in the form attached hereto as Exhibit N (the “Non-Compete Agreement”), which shall provide that in exchange for a payment at Closing in the amount of $500,000, for five (5) years after Closing Covenantor shall not (a) engage in, become financially interested in, be employed by or have any connection with, directly or indirectly, either individually or as an owner, partner, agent, employee, consultant, creditor or otherwise, in the Retail Business or in the sale/distribution of branded motor fuels, provided that such restriction shall only apply in any geographical area where the businesses of the Seller are being conducted as of Closing and such restriction shall not apply to the Retained Business; or (b) solicit, hire, cause to be hired or otherwise enable, encourage or assist, directly or indirectly, any persons who are employees of Buyer to terminate their employment with Buyer.

19.                               Exclusive Dealing, Confidentiality and Public Announcements.

(a)                                 Exclusive Dealing.  Seller shall not, directly or indirectly, until the earlier of Closing or one (1) year after the Effective Date, (i) solicit, initiate, encourage (including by way of providing information) or induce the submission or announcement of any inquiries, proposals or offers or any other efforts or attempts that constitute, or could reasonably be expected to lead to, an Acquisition Transaction (as defined below); (ii) enter into, continue, participate or engage in any discussions or negotiations with, or furnish any information to, any person or entity with respect to an Acquisition Transaction; (iii) otherwise cooperate with or assist or participate in, or facilitate or take any action that could reasonably be expected to facilitate, any such inquiries, proposals, offers, discussions or negotiations; or (iv) accept or enter into any contract or other agreement for an Acquisition Transaction.  The term “Acquisition Transaction” means any transaction or series of transactions, directly or indirectly, involving any exchange, lease, sale, disposition, acquisition, transfer, purchase, or exclusive license of all or substantially all of any of the Assets.

(b)                                 Confidentiality.  Buyer and Seller each acknowledge that, in the course of evaluating the transactions contemplated hereby, each party and its representatives have and will become aware of Confidential Information and documents of or relating to the Seller, Buyer and their respective subsidiaries and affiliates, and that use of such Confidential Information and documents, or communication of such Confidential Information or the information contained in such documents, to third parties, could be detrimental to the other parties.  Each party hereto (each a “Receiving Party”) covenants that prior to Closing, all Confidential Information and documents concerning the other parties (each a “Disclosing Party”) reviewed by a Receiving Party or its representatives in connection with this Agreement or the transactions contemplated hereby shall be maintained in confidence and shall not be disclosed or used by the Receiving Party or its representatives without the Disclosing Party’s prior written consent, unless such Confidential Information or documents (i) were, are now or become publicly available (other than through disclosure by a Receiving Party or its representatives); (ii) are required to be disclosed pursuant to any applicable law; (iii) were disclosed to a Receiving Party by a third party not subject to any duty of confidentiality to the Disclosing Party; or (iv) in the case of Buyer, are required to be disclosed by the rules of a securities exchange on which Buyer may from time to time be listed or the U.S. Securities and Exchange Commission (“SEC”).  In the event that a Receiving Party or any of its representatives is required, pursuant to any applicable law, to disclose any such Confidential Information or documents referred to in this Section 19(b), such Receiving Party shall, to the extent reasonably practicable, provide the Disclosing Party with prompt written notice before such disclosure, sufficient to enable the Disclosing Party either to seek a protective order, at its expense, or another appropriate remedy mitigating, preventing or prohibiting such disclosure or to waive compliance with the provisions of this Section 19(b), or both.  “Confidential Information” means any and all information not publicly available or generally available to the industry, which relates to specific matters concerning the Seller, the Buyer, any of their subsidiaries or affiliates, or the transactions contemplated by this Agreement.

In addition, each party covenants and agrees that, for a period of three (3) years following the Closing Date, a Receiving Party will hold all information concerning a Disclosing Party (other than information which (a) becomes generally available to the public, (b) was available to the Receiving Party on a non-confidential basis prior to its disclosure, or (c) becomes available to Receiving Party after the Closing Date on a non-confidential basis from a source other than Disclosing Party that is not prohibited from disclosing such information by a contractual, legal or fiduciary obligation) on a confidential basis except as may be required by any applicable law or, in the case of Buyer, as may be required by the rules of a securities exchange on which Buyer may from time to time be listed or the SEC.  Each party also covenants and agrees to not use themselves or voluntarily disclose (other than pursuant to legal process after an opportunity to restrict or otherwise limit disclosure) to others any such information, and to, upon request by Disclosing Party, promptly turn over all such confidential information and any copies thereof it may have made and to destroy any summaries, compilations or similar documents it may have made or derived from such material and have its representatives promptly turn over such documents and copies and destroy such summaries, compilations or similar documents.  Each party further covenants and agrees that it will keep confidential and not use trade secrets of Disclosing Party.  Each party acknowledges and agrees that the restrictions set forth in this Section 19(b) are reasonable in time and scope, that their agreement in this Section 19(b) is a material inducement to such party’s execution of this Agreement, that conduct in violation of this Section 19(b) would be a substantial detriment to Disclosing Party, and that Disclosing Party shall be entitled to seek equitable relief in any court of competent jurisdiction without the requirement of the posting of any bond or surety or the proof of any actual damages.

(c)                                  Before Closing, neither Seller nor Buyer shall make any public announcements concerning the execution and delivery of this Agreement or the transactions contemplated hereby without first obtaining the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable law or agreement with any securities exchange, and except that Seller may disclose this Agreement to any lender holding a lien on any property owned by Seller or otherwise subject to this Agreement and to any landlord or lender of Seller in order to comply with Seller’s obligations hereunder, and Seller or Buyer may disclose the identity of the other parties and terms of this Agreement to their employees, vendors, outside counsel or other outside professionals on a need to know basis in connection with consummating this transaction.  If a disclosure is required by a fuel supplier agreement or applicable law or agreement with any securities exchange, the disclosing party shall make reasonable efforts to afford the other parties an opportunity to review and comment on the proposed disclosure before the making of such disclosure.

20.                               Additional Covenants of Seller.

(a)                                 Except as expressly provided herein, between the date hereof and the Closing Date, the Seller shall:

(i)                                     maintain its corporate existence and operate in material compliance with all applicable laws and perform all of its obligations under agreements relating to or affecting the Business or the Assets;

(ii)                                  maintain its tangible properties, assets and facilities in good operating order and condition, reasonable wear and tear excepted;

(iii)                               maintain its books and records in accordance with past practices, and use its best efforts to maintain in full force and effect all material licenses, permits, registrations and authorizations and all insurance policies and binders;

(iv)                              carry on the Retail Business in substantially the same manner as presently conducted and use its best efforts to preserve intact its present business and business organization and to maintain its relations and goodwill with the payors, suppliers, employees and others having a business relationship with it;

(v)                                 promptly advise Buyer in writing of the commencement of, or the threat of, any material dispute, claim, action, suit, proceeding, arbitration or investigation by, against or affecting Seller, the Assets or the Retail Business, or any action taken or to be taken in connection with this Agreement or the ability of Seller or Buyer to consummate the transactions contemplated herein or therein; and

(vi)                              promptly advise Buyer in writing of any event or the existence of any fact which makes untrue, or will make untrue as of Closing, in any material respect, any representation or warranty of Seller contained in this Agreement.

(b)                                 Except as otherwise expressly provided herein, between the date hereof and the Closing Date, without the prior written consent of Buyer, Seller shall not:

(i)                                     take any action or fail to take any action that would breach any of Seller’s covenants contained herein or cause any of its representations or warranties to be untrue in any material respect if made immediately after such event or at Closing;

(ii)                                  make any material change in personnel, operations, finance or accounting policies or sell, exchange or otherwise dispose of any material asset or enter into any material contract, commitment, agreement or transaction;

(iii)                               create, assume or permit to exist any new mortgage, pledge or other lien or encumbrance upon any Property or any of the Assets, whether now owned or hereafter acquired; or

(iv)                              reduce Inventory except in the ordinary course of business consistent with past practices.

21.                               Notices.  All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given, made and received only when personally delivered or upon actual receipt of registered or certified mail, postage prepaid, return receipt requested, or by a nationally recognized overnight courier service, addressed as set forth below:

If to Seller:	Dunmore Oil Company, Inc.
JoJo Oil Company, Inc.
1031 Reeves Street
Dunmore, PA 18512
Attn: Joseph Gentile, Jr.

with a copy to:	McNees Wallace & Nurick LLC
100 Pine Street
P.O. Box 1166
Harrisburg, PA 17108-1166
Attn: Shaun R. Eisenhauer, Esq.

If to Buyer:	Lehigh Gas Partners LP
702 Hamilton Street, Suite 203
Allentown, PA 18101
Attn: Joseph V. Topper, Jr.

with a copy to:	Davison & McCarthy, P.C.
1146 South Cedar Crest Blvd., Suite 200
Allentown, PA 18103
Attn: Dennis M. McCarthy, Esq.

Any party may alter the address to which communications or copies are to be sent by giving notice of such change of address in conformity with the provisions of this Paragraph.

22.                               Miscellaneous.

(a)                                 The parties acknowledge and agree that this Agreement may be executed by the parties hereto before all of the Schedules and Exhibits are prepared and attached hereto.  Accordingly, Buyer’s and Seller’s obligations under this Agreement are conditioned and contingent upon the completion and mutual written approval (which approval shall be granted or withheld in each party’s reasonable discretion) of all missing Schedules and Exhibits no later than twenty (20) days prior to Closing.  In the event that all such Schedules and Exhibits are not completed and approved in writing by all of the parties hereto as required above, the Buyer or the Seller may, upon written notice to the other, terminate this Agreement in which event the First

Deposit shall be paid to Seller and the Second Deposit (if any) shall be returned to Buyer and there shall be no further liability or obligation on any of the parties hereto and this Agreement shall become null and void.

(b)                                 The headings preceding the text of the sections and subsections of this Agreement are inserted solely for convenience of reference and shall not constitute a part of this Agreement, nor shall they affect the meaning, construction or effect of this Agreement.

(c)                                  The Background, Exhibits and Schedules that are referred to in or attached to this Agreement are expressly incorporated into and constitute a part of this Agreement.

(d)                                 This Agreement sets forth all of the promises, covenants, agreements, conditions and undertakings between the parties with respect to the subject matter of this Agreement, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as specifically set forth in this Agreement.  This Agreement may not be changed orally but only by an agreement in writing, duly executed by or on behalf of the party against whom enforcement of any waiver, change, modification, consent or discharge is sought.

(e)                                  If any provision of this Agreement is found by a court of competent jurisdiction to be illegal, invalid or unenforceable, the remainder of this Agreement will not be affected, and in lieu of each provision which is found to be illegal, invalid or unenforceable, there will be added as a part of this Agreement a provision as similar to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

(f)                                   This Agreement has been prepared by Buyer and its professional advisors and reviewed by Seller and its professional advisors.  Seller, Buyer and their separate advisors believe that this Agreement is the product of all of their efforts and that it expresses their agreement.  Accordingly, Buyer and Seller agree that this Agreement should not be interpreted in favor of any party or against any party merely because of such party’s efforts in preparing it.

(g)                                  This Agreement is to be governed by and construed in accordance with the internal laws of the Commonwealth of Pennsylvania.

(h)                                 Failure or repeated failures to insist upon strict compliance with any of the terms, covenants, or conditions herein shall not be deemed a waiver of such terms, covenants, or conditions; nor shall any waiver or relinquishment of any right or power hereunder at any one time or more times be deemed a waiver or relinquishment of any right or power at any other time or times.

(i)                                     Time is of the essence with regard to each obligation of any party hereto including but not limited to Closing.

(j)                                    Further Assurances; Cooperation.  From and after the Closing, the parties shall take such acts and execute such documents and instruments as may be reasonably required to make effective the transactions contemplated hereby.  On or after the Closing Date, the parties shall, on request, cooperate with one another by furnishing any additional information, executing and delivering any additional documents and instruments, including contract assignments, and doing any and all such other things as may be reasonably requested by the parties or their counsel to consummate or otherwise implement the transactions contemplated by this Agreement and to allow Buyer to comply with any and all SEC rules and regulations related to the reporting of the transactions contemplated by this Agreement.  To assist in the preparation of SEC disclosures and other reporting related to the transactions contemplated by this Agreement, the Seller agrees that it shall cooperate with Buyer and it representatives, and shall provide Buyer and its representatives with copies of and/or access to any and all spreadsheets, work papers and other relevant documents and information, as well as any auditor consents (if any), related to the financials of the Seller, as may be necessary or desirable for the preparation and filing of complete and accurate disclosures and other reports with the SEC.  Buyer agrees to reimburse Seller for its reasonable costs and expenses incurred by Seller in connection with Buyer’s preparation of SEC disclosures and other reporting related to the transactions contemplated by this Agreement.

(k)                                 If any date or time period provided for in this Agreement is or ends on a Saturday, Sunday or federal, state or legal holiday, then such date shall automatically be extended until 5:00 p.m. Eastern Time of the next day which is not a Saturday, Sunday or federal, state or legal holiday.

(l)                                     The parties shall cooperate in executing and delivering all documents required by any governmental or quasi-governmental agency relative to transfer of title to any underground storage tanks owned by Seller and located at any Property.

(m)                             A party to this Agreement who is the prevailing party in any legal proceeding against any other party brought under or with respect to this Agreement or the transactions contemplated hereby, shall be additionally entitled to recover court costs and reasonable attorneys’ fees from the non-prevailing party.

(n)                                 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument.  Executed signature pages to this Agreement may be exchanged by facsimile transmission or electronic mail between the parties.

(o)                                 This Section 22 shall survive Closing or the earlier termination of this Agreement.

(p)                                 Whenever an item is included on any Schedule or Exhibit hereto, it shall be considered to be included on all relevant Schedules or Exhibits without the necessity of repetition; similarly, disclosure on any Schedule or Exhibit shall be considered to be disclosure with respect to any representation, warranty or covenant to which it may be relevant without the necessity of repetition.

SIGNATURES ON FOLLOWING PAGE

IN WITNESS WHEREOF, the parties hereto, being authorized to do so and intending to be legally bound hereby, have duly executed and entered into this Agreement as if under seal on the date first set forth above.

ATTEST:	Lehigh Gas Partners LP, a Delaware limited partnership

By: Lehigh Gas GP LLC, a Delaware limited liability company, its General Partner

/s/ John B. Reilly, III	By:	/s/ Joseph V. Topper, Jr.
	Name:	Joseph V. Topper, Jr.
	Title:	Chief Executive Officer

ATTEST:	Dunmore Oil Company, Inc., a Pennsylvania corporation

/s/ David Nothdurft	By:	/s/ Joseph J. Gentile, Jr.
	Name:	Joseph J. Gentile, Jr.
	Title:	President

ATTEST:	JoJo Oil Company, Inc., a Pennsylvania corporation

/s/ David Nothdurft	By:	/s/ Joseph J. Gentile, Jr.
	Name:	Joseph J. Gentile, Jr.
	Title:	President

Joinder for purposes of Section 18 only:

WITNESS:

/s/ David Nothdurft	/s/ Joseph Gentile, Jr.
Joseph Gentile, Jr.

Exhibits and Schedules

Exhibit A	-	Fee Properties
Exhibit B	-	Leasehold Properties
Exhibit C	-	Personal Property
Exhibit C-2	-	Transition Services Agreement
Exhibit D	-	Dealer Contracts
Exhibit E	-	Assumed Contracts
Exhibit F	-	Leases
Exhibit G	-	Allocation
Exhibit H	-	Permitted Encumbrances
Exhibit I	-	Seller Materials
Exhibit J	-	Form Deed
Exhibit K	-	Form Personal Property Bill of Sale
Exhibit K-2	-	Form Inventory Bill of Sale
Exhibit L	-	Form Assignment and Assumption of Lease
Exhibit M	-	Form Assignment and Assumption of Dealer Contracts
Exhibit M-2	-	Form Assignment and Assumption of Assumed Contracts
Exhibit N	-	Form Non-Compete Agreement
Exhibit O	-	LGO Assignment and Assumption Agreement

Schedule 8(h)	-	Litigation
Schedule 8(i)	-	Government Actions
Schedule 8(m)	-	Seller’s Secured Creditors
Schedule 8(n)	-	Seller’s Leased Assets
Schedule 8(p)	-	Taxes
Schedule 8(q)	-	Environmental Conditions
Schedule 8(r)	-	Seller’s Permits, Licenses and Registrations
Schedule 8(u)(i)	-	Employment Contracts
Schedule 8(u)(ii)	-	Benefit Plans
Schedule 8(v)	-	Financial Information